United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	8

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33.300.019.766

EXTRACT OF THE MINUTES OF THE ORDINARY

BOARD OF DIRECTORS MEETING OF VALE S.A.

On July 25, 2018, at 9am, met, ordinarily, at Praia de Botafogo, 186, room 1901, in the city of Rio de Janeiro, State of Rio de Janeiro, Messrs. Gueitiro Matsuo Genso — Chairman, Dan Conrado, Marcel Juviniano Barros, Denise Pauli Pavarina (by videoconference), Eduardo Refinetti Guardia, Lucio Azevedo, Ney Roberto Ottoni de Brito, Oscar Augusto de Camargo Filho, Sandra Maria Guerra de Azevedo and Toshiya Asahi, and also Mr. Luiz Gustavo Gouvêa, as Corporate Governance Secretary of Vale S.A. (“Vale”), having unanimously resolved upon the following: “DECLARATION AND PAYMENT OF SHAREHOLDER REMUNERATION — (…) According to Vale’s Shareholders Remuneration Policy in force, the Board of Directors approved, upon the favorable report of the Financial Committee and without opposition of the Fiscal Council, as mentioned by the Chairman of the Fiscal Council Mr. Marcelo Amaral Moraes, who attended the meeting according to article 163 § 3º of the Brazilian Corporate Law, the declaration and the payment in advance of shareholder’s remuneration, on September 20, 2018, in the total gross amount of R$7,694,078,600.00 (equivalent to 30% of Adjusted EBITDA less Sustaining Investment), to be paid as interest in shareholders’ equity and dividend, equivalent to R$1.480361544 per outstanding common shares and per preferred share of the special class issued by Vale, based on the profit and/or profit reserve of the balance sheet of June 30, 2018. Out of the total gross amount mentioned above, R$6.801.433.061,10 will be paid in the form of interest in shareholders’ equity, (subject to withholding income tax at the current applicable rate), and the remaining, R$892.645.538,90, will be paid in the form of dividends. All shareholders holding shares issued by Vale in the closing of the business of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) on August 2, 2018 and all holders of American Depositary Receipts (“ADRs”) issued by Vale at the close of business on the New York Stock Exchange (“NYSE”) and Euronext Paris on August 6, 2018. Accordingly, Vale’s shares and ADRs will be traded ex-rights on B3, NYSE and Euronext Paris as of August 3, 2018.” ; and “OPERATIONS WITH SHARES — (…) the Board of Directors approved, upon the favorable report of the Financial Committee, the acquisition, by Vale and/or any of its controlled companies, of up to 80,000,000 common shares issued by Vale, or depositary receipts representing such shares, for the purpose of cancellation and/or subsequent alienation after closing of the buyback period, subject to the following: (i) quantity to be alienated: up to 6,200,000 common shares outstanding in the market, which can be held in treasury until their effective alienation through the use on Matching Program for eligible executives; (ii) quantity to be cancelled: the difference between the shares repurchased under buyback program and those alienated under the Matching Program which will be kept in treasury until cancelation; (iii) maximum term for acquisition: 365 days, counted from today; (iv) financial volume: up to US$1,000,000,000.00; (v) price: the acquisition must be carried out on the Stock Exchange (B3 S.A. — Brasil, Bolsa, Balcão e New York Stock Exchange) at market prices as of the respective acquisition dates; (…)  and (vii) intermediary financial institutions: (vii.a) Bradesco S.A. CTVM, with registered office at Paulista Avenue 1450, 7° floor, São Paulo, SP, CEP: 01310-100; (vii.b) Itaú CV S.A., with registered office at Brigadeiro Faria Lima Avenue 3400, 10° floor, São Paulo, SP, CEP: 04538-132; (vii.c) XP Investimentos CCTVM S.A., with registered office at Praia de Botafogo 501, room 601 — A1, Rio de Janeiro, RJ, CEP: 22250-040; (vii.d) Santander CCVM S.A., with registered office at Presidente Juscelino Kubitschek Avenue 2041 and 2235, 24º floor, São Paulo, SP, CEP: 04543-011; (vii.e) Citigroup GMB CCTVM S.A., with registered office at Paulista Avenue 1111, 14º floor (Parte), São Paulo, SP, CEP: 01311-920; (vii.f) J. P. Morgan CCVM S.A., with registered office at Brigadeiro Faria Lima Avenue 3.729, 13º floor (Parte), São Paulo, SP, CEP: 04538-905; (vii.g) Credit Suisse Hedging-Griffo CV S.A., with registered office at Leopoldo Couto de Magalhães Jr. Street 700, 11º floor, Itaim Bibi, São Paulo, SP, CEP: 04542-000; (vii.h) Credit Suisse Brasil S.A. CTVM, with registered office at Leopoldo Couto de Magalhaes Jr. Street 700, 10º floor (Parte) e 12º a 14º floors (Partes), Itaim Bibi, São Paulo, SP, CEP: 04542-000; e (vii.i) BB Corretora (BB Gestão de Recursos DTVM), with registered office at Praça 15 de Novembro 20, 2º e 3º floors, rooms 201,202, 301 e 302, Rio de Janeiro, RJ, CEP: 20010-010; and under the terms of Appendix I. (...).” I certify that the above resolutions were taken from the minutes recorded in the Book of Meetings of the Board of Directors of the company.

Rio de Janeiro, July 25, 2018.

Luiz Gustavo Gouvêa

Secretary

CVM Instrução nº 480 — Anexo 30-XXXVI

Trading shares issued by the company

1.              Explain in detail the objective and economic effects expected from the transaction

The goal is to use the excess cash, maximizing the value to shareholders, as well as use the shares or depositary shares that represent such shares on the Matching Program.

Repurchase, by Vale and/or any of its controlled companies, of up to 80.000.000 common shares issued by Vale, or depositary shares of such shares, with the goal of canceling and /or alienation after the closing of the repurchase period. Financial amount up to US$ 1 billion

Shares will be kept in treasury until they are canceled or alienated, registered in the equity of the company and will not be recognized through earnings.

Economic effects in case of alienation: up to 6.200.000 floating common shares may be kept in treasury until their effective alienation through the use on Matching Program for eligible executives. The Matching Program does not include share options.

Economic effects in case of canceling: the difference between the repurchased shares and the shares alienated on the Matching Program will be kept in treasury until cancelation, which will result in a higher participation of shareholders and the adjustment of the company bylaws to update the number of issued shares.

2.              Inform the number of (i) floating shares and (ii) shares currently in treasury

(i)                                     4,157,945,651 common shares

(ii)                                  87,042,689 common shares

3.              Inform the number of shares that may be repurchased or alienated

Up to 80 million common shares may be repurchased.

Number of shares to alienate: up to 6.200.000 common shares currently at market may be kept in treasury until their effective alienation through the Matching Program bonification to the eligible executives.

Number of shares to be cancelled: the difference between the repurchased shares and the shares alienated through the Matching Program, that may be kept in treasury until they are canceled.

4.              Describe the main characteristics of the derivatives instruments that the company may use, if applicable

Not applicable, no derivative will be used.

5.              Describe, if applicable, agreements or voting orientation that exists between the company and counterparties on the transaction

Not applicable, as the trades will be done in exchanges.

6.              If the trades are concluded outside of organized markets, inform: a. maximum/minimum price by which shares will be acquired / sold; b. if the case, the reasons for trades 10% above / below the ten business-days average price, weighted by volume

Not applicable as the trades will be done on exchanges at market price and no derivatives will be used.

7.              Inform, if applicable, the impacts that the program will have on the control of the company or its administrative control

There is no relevant impact on the shareholding structure of the company as the maximum number of shares to be repurchased amounts to less than 2% of the total capital of the company.

8.              Identify the counterparties, if known, and, if related party to the company, as defined by the accounting rules that regulate this matter, provide the information required by art.8 of CVM instruction 481, 12/17/2009

Not applicable.

9.              Indicate the destination of the obtained proceeds, if applicable

Not applicable for the case of canceled shares nor for the alienation, as the program covers only shares repurchase.

10.       Inform the maximum term for settling the authorized transactions

Maximum period of 365 days for settling, counting from the Board of Directors meeting of July 25th, 2018

11.       Nominate the institutions that will be intermediaries, if applicable

a)             BRADESCO S.A. CTVM — 72 (Matriz), Avenida Paulista, 1450 - 7° andar, São Paulo/SP, CEP: 01310-100, b) ITAU CV S.A . - 114 (Matriz), Avenida Brigadeiro Faria Lima, 3400 - 10° andar,- São Paulo/SP, CEP: 04538-132, c) XP Investimentos CCTVM S.A.: Praia de Botafogo, 501 — sala 601 — A1, Rio de Janeiro — RJ — CEP: 22250-040, d) SANTANDER CCVM S.A - 27 (Matriz), Avenida Presidente Juscelino Kubitschek, 2041, 2235 - 24º andar, São Paulo/SP, CEP: 04543-011, e) Citigroup GMB CCTVM S.A.: Av. Paulista, 1111 — andar 14º, Parte — São

Paulo — SP — CEP: 01311-920, f) J.P. Morgan CCVM S.A.: Av. Brigadeiro Faria Lima, 3.729 — 13º andar (Parte) — São Paulo — SP — CEP: 04538-905, g) Credit Suisse Hedging-Griffo CV S.A.: Rua Leopoldo Couto de Magalhães Jr., 700 — 11º andar — Itaim Bibi, São Paulo — SP — CEP: 04542-000; h) Credit Suisse Brasil S.A. CTVM: Rua Leopoldo Couto de Magalhaes Jr., 700 — 10º andar (Parte) e 12º a 14º andares (Partes) — CEP: 04542-000; i) BB Gestão de Recursos DTVM: Praça 15 de Novembro, 20 — 2º e 3º and. — Salas 201/202/301/302 — Rio de Janeiro/RJ — CEP: 20010-010.

12.       Inform the available resources to be used, as per art. 7º, § 1º, of Instrução CVM nº 567, de 09/17/2015.

There are available for the repurchase of shares, or depositary shares representative of such shares, R$20.860 billion, being (a) profit reserves of R$24.539 billion and (b) capital reserve of R$3.634 billion, deducted the legal reserve of R$5.392 billion and tax incentive reserve of R$1.921 billion, basis financial statement of June 30th, 2018.

Inform the reasons why the Board of Directors is comfortable that the repurchase of shares will not be harmful to the fulfillment of the obligations to the creditors, nor to the payment of mandatory dividends, minimum or fixed.

The repurchase of the shares issued by the company, or the depositary receipts representative of such shares, is compatible with the financial situation of the company and will not be harmful to the fulfillment of the obligations to the creditors nor the payment of mandatory dividends, fixed or minimum. The repurchase program address part of the cash excess expected for the end of 2018, maximizing the shareholders returns.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: July 25, 2018	By:	/s/ André Figueiredo
Director of Investor Relations